HAND & HAND

34145 Pacific Coast Highway, #379

Dana Point, California 92629

949-489-2400

949-489-0034 Facsimile

January 19, 2015

Mark P. Shuman

Branch Chief - Legal

Securities & Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Code Navy

Registration Statement on Form S-1

Filed December 12, 2014

File No. 333-200911

Dear Mr. Shuman:

The Company responds to the staff's comment letter of January 8, 2015 and files herewith Amendment No. 1. The financial statements have been updated through December 31, 2014.  A section captioned “Market Price of Common Stock“ was deleted as duplicative of “Trading Price of Common Stock.”

General

1.

You appear to be a shell company as defined in Rule 405, because you appear to have no or nominal operations and no or nominal assets.  As such, you should disclosure that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status.  Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.  Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

Complied on the cover page and risk factor 11.

2.

Please provide us with a legal analysis as to whether you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and, if so, please disclose that fact in your filing.

 The JOBS Act eases capital raising and reporting requirements for “emerging growth companies,” defined as those with less than $1 billion total annual gross revenues in their most recent fiscal year. Code Navy had less than $1 billion in revenues in the period ended June 30, 2014. However, the JOBS Act also states that an “emerging growth company” must have not sold shares under an effective registration statement prior to December 8, 2011. Code Navy’s predecessor filed a registration statement in 2008 and therefore at this time Code Navy believes that it is likely not an “emerging growth company” and therefore does not intend to utilize any provisions of the JOBS Act.

Cover Page

3.

Disclosure that assumes the maximum number of shares being offered will be sold is generally not appropriate in the context of a best efforts offering without a minimum component.  Please revise to remove the bottom row of the table on this page.  In text, you may state the amount of proceeds that would be raised if you indicate that there are no assurances that all or any of the offered shares will be sold.

Complied.

4.

Please remove all references to a trading market for the company’s common stock as this information does not appear sufficiently significant to include on the cover page.  Refer to Item 501 of Regulation S-K.

Complied.

Prospectus Summary

Code Navy, page 2

5.

Please revise to disclose that you are a development stage company.  Also, revise throughout so that references to your business consistently refer to your proposed business and prominently state that there can be no assurances that your efforts to implement your business plan will succeed.  Please make corresponding revisions in the Business section.

 The Company believes that this comment is not applicable since the term “development stage enterprise” is no longer relevant under US GAAP. See Accounting Standards Update 2014-10.

6.

Please revise to disclose the number of programmers you have added to your database.

Complied.

Risk Factors, page 3

7.

Please revise to include a caption for each risk factor that concisely describes an uncertainty or condition confronted by your company and that states the risk to the company or its potential investors passed by the uncertainty or condition you identify.

Complied.

8.

Please add a risk factor that discusses the risks of managing a business from Ukraine that proposes to operate near California and seeks clients in the western United States.

Complied in risk factor 17.

Risks Related to the Common Stock, page 3

9.

Please revise to remove statements here and throughout your prospectus that the company trades on the Pink Sheets.  References to the Pink Sheets should indicate that it is a quotation service, not an exchange or system on which stocks are traded.  Please also revise to disclose the frequency with which quotations and trades have occurred in the past year.

Complied.

10.

Please tell us whether you plan to register your common stock under the Exchange Act.  If you do not plan to file a ’34 Act registration statements before the effective date of your ’33 Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act.

We do plan to file a Form 8-A prior to or concurrently with the request for acceleration.

11.

To the extent that your reporting obligations will be imposed by Section 15(d), please add a risk factor that explains the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the bulk of the tender offer regulations.  Please make similar revisions to the disclosure under “Additional Information: on page 6.

Not applicable because the Company plans to be fully reporting.

Plan of Operation

Plan of Operations, page 10

13.

You have included a hyperlink to www.yachtworld.com in support on the data you cite.  Please refer to footnote 41 of the Securities Act Release No. 7856 and revise your document or advise.

Thank you for the reference to Release 33-7856. The reference to www.yachtworld.com has been deleted.

Business

Background, page 12

14.

In your response letter, please tell us whether Qele Resources engaged in any mineral exploration activities on Fiji and, if so, describe the nature of those activities as well as an analysis of whether those activities may have resulted in potential future liabilities of the Company pursuant to merger or similar agreements.  Please also describe the nature of Brand Neue Corp.’s and Culture Medial Holdings Corp.’s consumer products activities and whether those activities generated contingent liabilities that should be disclosed in this filing.

As far as can be ascertained from public flings, there were no exploration activities. Regardless, none of the liabilities of the Nevada corporation known as Qele Resources, Band Neue Corp. or Culture Medium Holdings Corp. carried over to the Company. In the holding company reorganization, the assets and liabilities of the Nevada corporation continued to be held by its corporate successor, Culture Medium Holdings. Corp., an Oklahoma corporation. The Company, the resulting holding corporation in the reorganization, divested itself of this subsidiary in connection with the acquisition of the Code Navy business plan and software. We have supplementally provided a copy of the flow charts showing the reorganization for your information.

15.

Please tell us the nature of the series of disputes between current and former management and Code Navy (NV) and how those disputes were resolved or whether they remain outstanding.  Please provide us with an analysis as to whether those disputes pose any material risks or uncertainties that should be disclosed in your filing.

To our knowledge the legal disputes, relating to an employment contact,  are ongoing, but the Company is a different corporation and has no involvement with or liability in connection with those disputes.

16.

There appear to be significant discrepancies between this section and Note 1 to the financial statements.  For example, the change in domicile from a Nevada corporation to a Wyoming corporation appears to involve a transaction that is not described in this section.  Please revise to describe this transaction in a materially complete manner.

The disclosure in the Business section has been amplified in response to the staff’s comment.

17.

Please clarify how Code Navy may have terminated operations in late 2014 yet it was dormant until it was acquired by Ms. Semenova in March 2014.

The reference has been corrected to 2011 instead of 2014.

18.

Please note that it is inappropriate to include disclosure that assumes the prospective occurrence of a reverse stock split; particularly in this case where FINRA has declined to process your application until the cease trade order by the Province of British Columbia is lifted.

As a result of the Company’s petition to the FINRA Ombudsman, FINRA Market Regulation has agreed to process the corporate action. The relevant emails have been provided to the staff supplementally.

19.

Please tell us the legal implications of FINRA’s refusal to process your application to change the company’s name from Culture Medical Holdings Corp. to Code Navy.  Please also tell us whether this has any impact on your ability to change the domicile of your company from Nevada to Wyoming.

See response to comment 18. The Company’s domicile has already been changed to Wyoming. Rule 10b-17 does not require advance notice of corporate actions, but only advance notice of the record date (when the action will be reflected on the trading market) for such actions. Specifically, notice is required by the rule “no later than 10 days prior to the record date involved.” The Company advises the staff that as a practical matter, corporate actions (such as a name change, stock split, or merger) are processed is as follows. First, the issuer provides the Rule 10b-17 notice of the corporate action to FINRA by filing the Issuer Company-Related Action Notification Form (the “Form”) prior to the date the corporate action will be reflected on the trading market. The Form requires the issuer to attach a date stamped copy of the amendment to the articles of incorporation effecting the name change and reverse stock split. If the amendment is not already filed with the Secretary of State, FINRA will not process the corporation action.  To clarify, neither Rule 10b-17 or  FINRA Rule 6490 restrict the ability of an issuer to effect a name change or reverse stock split. The holding company reorganization, the name change and the reverse stock split have already occurred pursuant to state laws. The Prospectus must reflect the name change and reverse split as having been effected, otherwise the prospectus including the financial statements would be inaccurate. The name change and reverse stock split have not yet been permitted to have been reflected on the trading market for the common stock. The Company believes that its disclosure is truthful and accurate. The legal implications of FINRA’s refusal to process the corporate action are that the Company has fully complied with law; the Company is a Wyoming corporation; the former holders of Culture Medium Holdings Corp. common stock have been subject to a 1-for-2000 reverse stock split; and FINRA faces serious legal liability for its failure to comply with Rule 6490.  If the involvement of the FINRA Ombudsman’s office had not been successful, the Company intended to file a formal complaint with the Commission.

20.

Please revise to disclose the status of the 1-for-2000 reverse stock split that is pending approval with FINRA.  Specifically, please tell us whether you have provided notice to FINRA that conforms with Rule 10b-17 and the date on which you intend to effect the reverse stock split.

See response to comments 18 and 19. Yes, the Company timely gave notice under Rule 10b-17. The date on which the name change and the  reverse stock split will be reflected on the trading market will be decided by FINRA.

Offshore Programming Industry, page 13

21.

Please provide us with a copy of the UN Information Economy Report 2012 that you cite in this Section and mark the pages that contain the information supporting the claims you make in this section.

A copy has been sent supplementally to the staff. Annotations have been made to  pages 21, 22, 2, 30 and 40 of that document to mark the specific sources. We have added a clarification in the prospectus to the statement that India is the largest exporter. As the staff may be aware, the larger multinationals in the  computer technology software sector such as Apple, Facebook, Amazon, Twitter, Google, and Yahoo hold ownership of software technology under the so called “Dutch sandwich with a double Irish tax scheme,” resulting in the high level of Irish software exports. Thus, for our market segment, Ireland is not a source of offshore programmers.

Business Progress, page 13

22.

Please tell us the extent to which you have commenced the marketing of your programmers in 2014 as described in this section.

We have not commenced marketing our programmers to businesses.

Management

Directors and Executive Officers, page 15

23.

Please revise to briefly describe Ms. Semenova’s job responsibilities at Turtess Travel LLC and TUI Franchising.

Complied.

Executive Compensation, page 15

24.

Please revise to provide the information required by Item 404(n) of Regulation S-K for the company’s last two completed fiscal years and the subsequent interim period.

Because S-K 404 does not have a subsection (n), we assume you refer in this comment to Item 402(n). The Company requests the staff to reconsider this comment. S-K 402(n) does not require disclosure of compensation during interim periods. The Company has only completed one fiscal year, and so only one year is presented in the table.

Report of Independent Registered Public Accounting Firm, page 20

25.

Please revise to include an audit report that refers to all of the periods covered by the report (i.e., June 30, 2014 and the Period from Inception (June 9, 2014) through June 30, 2014) in both the scope and opinion paragraphs.  Refer to Rule 2-02(a) and (c) of Regulation S-X.

The report has been clarified, but the Company believes that there is only one time period—June 9, 2014 (Inception) to June 30, 2014—which was audited.

26.

We note on page 27 in Note 2 that “the Company’s independent registered public accounting firm has raised substantial doubt about the Company’s ability to continue as a going concern.”  However, the audit report does not include an explanatory paragraph regarding the company’s ability to continue as a going concern.  Please revise to clarify this inconsistency.  Refer to paragraph 11 of AU Section 508.

Complied.

Financial Statements, page 21

27.

We note from your disclosure on page 25 that you are a development stage company.  Please revise the filing to label each of our financial statements as such.  Please also revise to present the Statement of Operations and Statements of Cash Flows form the cumulative period from inception through September 30, 2014.  In addition, please include the caption, “deficit accumulated during the development stage” within your Stockholders’ Equity section of your Balance Sheet.  Refer to ASC 915-205-45-2.

The Company believes that this comment is not applicable. Accounting Standards Update 2014-10. Since the financial statements were issued after the effective date of this update, the Company has elected, as permitted, to adopt the update early.

28.

Your financial statements include material errors and omissions that need correction to comply with generally accepted accounting principles in the United States of America.  Revise the financial statements to address the following:

•

Ensure the financial statements total accordingly (i.e., the Statement of Operations for the period ending June 30, 2014 does not total).

•

Ensure the financial statements refer to the correct period (i.e., the Statements of Cash Flows lists the period June 8, 2014 (Inception) through June 30, 2014 when inception is otherwise noted as June 9, 2014 elsewhere in the filing).

•

Ensure non-cash transactions are reported as supplemental information to your Statements of Cash Flows (i.e., issuance of 100 million shares for business plan valued at $5,000).  Alternatively, tell us why inclusion within statement is appropriate.

Complied.

The staff’s comments regarding acceleration and the accuracy of the filings are acknowledged, and the Company will comply in any request for acceleration.

Very truly yours,

Jehu Hand